AMERICAN HOUSING REIT INC.
4800 Montgomery Lane, Suite 450
Bethesda, MD 20814
October 28, 2014

BY FILING ON EDGAR

Kristi Marrone
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Dear Ms. Marrone,

This letter is submitted in response to your September 4, 2014 letter.

1. Since the SEC letter of September 4, 2014, the Company has filed a form 10-Q for the quarter ended March 31, 2014.  This was filed on October 6, 2014.

2. The management report on internal control over financial reporting at page 10 of the Form 10-K should have cited September 30, 2013 rather than September 30, 2013.  The Company will amend the report to update the date.

3. The Company will amend its Form 10-K for the period ended September 30, 2013 to include Exhibits 31 and 32.

4. and 5.  As of December 31, 2013, all 25 of the single family homes acquired by the Company were occupied, and all were occupied subject to a current lease. In most cases. the leases were created just prior to acquisition and all had an initial 12 month term. Tenant occupation was a condition to closing on these 25 homes. Because most of these leases were created about a year ago, many are nearing the end of the term or have just ended. Of the 25 leases, 10 have expired, or will expire at the end of October 2013, 6 tenant were evicted, and 9 are current or the tenant has chosen to extend on a month-to-month basis.

Under Rule 3-14 of Regulation S-X, a reporting company such as American Housing REIT (the “Company”) would present audited income statements when the Company acquires real estate operations are significant.  During the quarter ended December 31, 2103, the Company acquired 25 single-family homes.  The Company did not provide audited financials in its December 31, 2013 Quarterly Report on Form 10-Q because the Company understood that there is an exception to Rule 3-14 of Regulation S-X that allows that financial statements are not required of previously owner-occupied properties with leasing history that is less than three months.  See SEC Filing Manual (the “Manual”) section 2330.10.

Of the 25 homes acquired by American Housing REIT as of December 31, 2013, 20 homes had rental histories of less than two months.  Of the remaining five, three had leasing histories of exactly three months.  We have determined that two of the 25 properties were acquired with lease histories greater than three months.  These remaining two properties had leasing histories of 5 months and 9 months respectively.

Of the two properties that had leasing histories greater than three months, the aggregate monthly lease revenue was $2100.00.  These two properties were acquired with an aggregate purchase price of $182,000.

Pursuant to the comments to section 2330.1 of the Manual, the Company respectfully requests relief from the audit requirement for financial statement of properties with a rental history of less than one year.  In the alternative, the Company also requests that pursuant section 2330.8 of the Manual that the Company be permitted to present unaudited financial statements for the two properties that were acquired with leasing histories greater than three months.

Please note that the Company has a fiscal year end of September 30.  We are preparing our annual audited report for the year ended September 30, 2014.  This audit will include the 25 homes, as well as the additional 100+ homes we have acquired in the last 12 months since the quarter ended December 31, 2013.  This report will provide a more significant and meaningful understanding with a lengthier leasing history.

6. The Company will amend its certification for conform to the exact wording prescribed by Item 601(b)(31) of Regulation S-K.

The Company understands that it is responsible for the adequacy and the accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Conn Flanigan

Conn Flanigan
Chief Executive Officer